3628

WHITE & CASE

White & Case LLP
601 Thirteenth Street, NW
Washington, DC 20005-3807

Tel + 1 202 626 3600
Fax + 1 202 639 9355
www.whitecase.com





May 5, 2005

BY HAND

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Re: Sahaviriya Steel Industries Public Company Limited Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Steel Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, unreviewed financial statements of Sahaviriya Steel Industries Public Company Limited and Subsidiary for the quarter ended March 31, 2005 disclosed to the Stock Exchange of Thailand on April 28, 2005.

Please contact Daniel J. Duncan of this office at (202) 626-3630 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Daniel J. Duncan
Legal Assistant Clerk



Enclosure



# บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
# SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED


สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com


ISO 9001
ISO 14001
TIS 18001



RECEIVED
MAY 05 2005
183
SECTION


Our Ref: 132-005/2005 April 28, 2005

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended March 31, 2005 and explanation of difference in result of operation for the quarter ended March 31, 2005 and 2004

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended March 31, 2005 and 2004 which is higher than 20 percent as follows:

1) The company realized 7,562.5 million Baht revenue from sale of hot rolled coils (309,968 metric tonne at an averaged selling price of 24,398 Baht/MT), lower than 8,963.3 million Baht revenue during the same period in 2004 (557,750 MT at an averaged price of 16,070 Baht/MT). The company also recorded 105.6 million Baht sales of steel scrap compared with 104.9 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 985.6 million Baht, compared with 1806.3 million Baht gross profit from sales and service during the same period in 2004.

   The company and subsidiaries recorded 22.2 million Baht in other revenue, while during the same period in 2004 the company recorded 41.6 million Baht in other revenue (which included 28.9 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 302.5 million Baht (which included 11.8 million Baht loss from foreign exchange), compared with 135.2 million Baht during the same period of last year.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 11.0 million Baht equal to the same period of last year.

4) The company and subsidiaries registered 716.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,723.8 million Baht during the same period in 2004.

5) Interest expenses on short-term and long-term loan totaled 122.6 million Baht (consisting of 120.0 and 2.6 million Baht interest of the company and subsidiaries, respectively), higher than 109.7 million Baht interest expense during the same period in 2004 (consisting of 105.2 and 4.5 million Baht interest of the company and subsidiaries, respectively).

6) The subsidiaries recorded accrued corporate income tax in the amount of 27.3 million Baht, compared with 4.2 million Baht during the same period in 2004.

7) The company and subsidiaries recorded gain before minority interest of 566.4 million Baht, compared with 1,609.9 million Baht gain before minority interest during the same period in 2004.

8) After minority interest, the company and subsidiaries realized a net profit of 560.5 million Baht, compared with a net profit of 1,575.5 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended March 31, 2005 resulted in a net profit compared with a net gain during the same period in 2004 less than 20 percent, mainly due to decrease in sales volume, increase in selling and administrative expenses including interest expenses are higher.

For your consideration.

Yours faithfully,

| -Signature- | -Signature- |
|---|---|
| Mr. Win Viriyaprapaikit<br>Authorized Director | Mr. Kamol Jantima<br>Authorized Director |

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | "Unaudited" | | "Unaudited" | |
| | As at March 31, 2005 | As at December 31, 2004 | As at March 31, 2005 | As at December 31, 2004 |
| **ASSETS** | | | | |
| CURRENT ASSETS | | | | |
| Cash and cash equivalents | 204,510 | 602,098 | 16,094 | 465,017 |
| Current investments (Note 4) | 1,000 | - | - | - |
| Trade accounts and notes receivable | | | | |
| Related parties (Note 14.3) | 1,645,658 | 1,445,468 | 1,610,357 | 1,410,256 |
| Others | 2,127,075 | 1,635,659 | 2,115,803 | 1,626,806 |
| | 3,772,733 | 3,081,127 | 3,726,160 | 3,037,062 |
| Less Allowance for doubtful accounts (Note 15.1) | (393,888) | (393,888) | (393,888) | (393,888) |
| Trade accounts and notes receivable - net | 3,378,845 | 2,687,239 | 3,332,272 | 2,643,174 |
| Short-term loans and advances to related parties (Note 14.2) | 1,118 | 5,106 | 1,140 | 5,138 |
| Inventories (Note 5) | 21,438,119 | 11,826,746 | 21,489,390 | 11,846,063 |
| Other current assets | | | | |
| Advance payments | 276,132 | 420,117 | 275,193 | 421,305 |
| Refundable value-added-tax | 426,629 | 224,900 | 426,629 | 223,793 |
| Other receivables | 1,662 | 1,219 | 1,675 | 1,362 |
| Prepaid expenses | 58,096 | 13,327 | 57,639 | 12,178 |
| Deposit at bank used as collateral | 16,200 | 16,200 | - | - |
| Others | 221,962 | 115,284 | 211,516 | 104,055 |
| Total Current Assets | 26,024,273 | 15,912,236 | 25,811,548 | 15,722,085 |
| NON-CURRENT ASSETS | | | | |
| Investments using the equity method (Note 14.1) | - | - | 896,725 | 876,140 |
| Other long-term investments (Note 14.1) | 561,621 | 561,621 | 561,621 | 561,621 |
| Property, plant and equipment - net (Note 6) | 20,676,969 | 20,010,840 | 18,483,544 | 17,853,302 |
| Intangible assets (Note 7) | 4,697 | 3,920 | 3,894 | 3,096 |
| Other non-current assets (Note 8) | 41,707 | 37,113 | 6,258 | 5,942 |
| Total Non-Current Assets | 21,284,994 | 20,613,494 | 19,952,042 | 19,300,101 |
| TOTAL ASSETS | 47,309,267 | 36,525,730 | 45,763,590 | 35,022,186 |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | "Unaudited" | | "Unaudited" | |
| | As at March 31, 2005 | As at December 31, 2004 | As at March 31, 2005 | As at December 31, 2004 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| CURRENT LIABILITIES | | | | |
| Bank overdrafts and short-term loans from financial institutions (Note 9) | | | | |
| Short-term loans | 2,515,000 | - | 2,515,000 | - |
| Trade finance loans | 8,013,652 | 766,758 | 8,013,652 | 766,758 |
| Trade accounts and notes payable | 3,744,029 | 2,886,498 | 3,784,147 | 2,891,902 |
| Current portion of long-term loans (Note 10) | 822,000 | 805,253 | 608,000 | 588,000 |
| Current portion of debentures (Note 11) | 720,000 | 720,000 | 720,000 | 720,000 |
| Current portion of liabilities under hire-purchase agreements | 13,496 | 1,879 | 241 | 263 |
| Other current liabilities | | | | |
| Accrued expenses | 295,136 | 196,704 | 324,942 | 237,284 |
| Others | 1,034,240 | 1,076,136 | 860,585 | 931,858 |
| Total Current Liabilities | 17,157,553 | 6,453,228 | 16,826,567 | 6,136,065 |
| NON-CURRENT LIABILITIES | | | | |
| Long-term loans (Note 10) | 7,374,581 | 7,453,830 | 6,908,000 | 7,012,000 |
| Debentures (Note 11) | 2,170,000 | 2,530,000 | 2,170,000 | 2,530,000 |
| Other non-current liabilities | | | | |
| Liabilities under hire-purchase agreements | 1,359 | 1,692 | - | 44 |
| Total Non-Current Liabilities | 9,545,940 | 9,985,522 | 9,078,000 | 9,542,044 |
| TOTAL LIABILITIES | 26,703,493 | 16,438,750 | 25,904,567 | 15,678,109 |

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | "Unaudited" | | "Unaudited" | |
| | As at March 31, 2005 | As at December 31, 2004 | As at March 31, 2005 | As at December 31, 2004 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)** | | | | |
| SHAREHOLDERS' EQUITY | | | | |
| SHARE CAPITAL | | | | |
| Authorized share capital | | | | |
| 13,101,500,000 ordinary shares of Baht 1.00 each | 13,101,500 | 13,101,500 | 13,101,500 | 13,101,500 |
| Issued and paid-up share capital | | | | |
| 13,101,280,000 ordinary shares of Baht 1.00 each, fully paid | 13,101,280 | 13,101,280 | 13,101,280 | 13,101,280 |
| ADDITIONAL (DISCOUNT) ON CAPITAL | | | | |
| Discount on ordinary share capital | (2,171,280) | (2,171,280) | (2,171,280) | (2,171,280) |
| Unrealized increment per assets appraisal (Note 5.2) | 5,491,000 | 5,536,601 | 5,491,000 | 5,536,601 |
| RETAINED EARNINGS (DEFICIT) | | | | |
| Appropriated | | | | |
| Legal reserve (Note 12) | 209,380 | 209,380 | 209,380 | 209,380 |
| Unappropriated (Deficit) | 3,228,643 | 2,668,096 | 3,228,643 | 2,668,096 |
| Total Company Shareholders' Equity | 19,859,023 | 19,344,077 | 19,859,023 | 19,344,077 |
| MINORITY INTEREST | 746,751 | 742,903 | - | - |
| Total Shareholders' Equity | 20,605,774 | 20,086,980 | 19,859,023 | 19,344,077 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | 47,309,267 | 36,525,730 | 45,763,590 | 35,022,186 |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| REVENUES | | | | |
| Revenues from the sales of goods | 7,668,282 | 9,069,288 | 7,668,113 | 9,068,123 |
| Revenues from the rendering of services | 94,148 | 59,339 | - | - |
| Other income | | | | |
| Gain on exchange | - | 28,926 | - | 30,115 |
| Others | 22,187 | 12,689 | 22,193 | 13,465 |
| Share of profit from investment | | | | |
| using the equity method | - | - | 22,702 | 36,163 |
| Total Revenues | 7,784,617 | 9,170,242 | 7,713,008 | 9,147,866 |
| EXPENSES | | | | |
| Cost of the sales of goods | 6,705,885 | 7,254,864 | 6,802,738 | 7,344,102 |
| Cost of the rendering of services | 70,921 | 67,439 | - | - |
| Selling and administrative expenses | 289,650 | 130,205 | 218,176 | 118,246 |
| Doubtful accounts (Reversal) | | | | |
| (Notes 10 and 23.1) | (11,021) | (11,021) | - | - |
| Other expenses | | | | |
| Loss on exchange | 11,792 | - | 10,599 | - |
| Loss on disposal and obsolescence | | | | |
| of machinery and equipment | 41 | 3,991 | 17 | 3,964 |
| Others | 5 | - | - | - |
| Directors' remuneration | 1,005 | 1,010 | 885 | 850 |
| Total Expenses | 7,068,278 | 7,446,488 | 7,032,415 | 7,467,162 |

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

| | | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|---|
| | | 2005 | 2004 | 2005 | 2004 |
| INCOME BEFORE INTEREST | | | | | |
| AND INCOME TAX EXPENSES | | 716,339 | 1,723,754 | 680,593 | 1,680,704 |
| INTEREST EXPENSE | | 122,570 | 109,702 | 120,046 | 105,170 |
| INCOME TAX EXPENSE | | 27,341 | 4,188 | - | - |
| INCOME AFTER TAX | | 566,428 | 1,609,864 | 560,547 | 1,575,534 |
| NET INCOME OF MINORITY INTEREST | | (5,881) | (34,330) | - | - |
| **NET INCOME** | | 560,547 | 1,575,534 | 560,547 | 1,575,534 |
| **BASIC EARNINGS PER SHARE** | **BAHT** | 0.04 | 1.20 | 0.04 | 1.20 |
| **WEIGHTED AVERAGE NUMBER** | | | | | |
| **OF ORDINARY SHARES** | **'000 SHARES** | 13,101,280 | 1,310,128 | 13,101,280 | 1,310,128 |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004

BAHT : '000

| | Issued and Paid-up Ordinary Share Capital | Discount on Ordinary Share Capital | Unrealized Increment per Assets Appraisal | Retained Earnings (Deficit) | | Minority Interest | Total |
|---|---|---|---|---|---|---|---|
| | | | | Appropriated Legal Reserve | Unappropriated | | |
| Beginning balance, January 1, 2004 | 13,101,280 | (2,171,280) | 5,984,283 | - | (1,145,590) | 641,454 | 16,410,147 |
| Amortization | - | - | (92,563) | - | - | - | (92,563) |
| Net income | - | - | - | - | 1,575,534 | - | 1,575,534 |
| Minority interest increase | - | - | - | - | - | 32,267 | 32,267 |
| Ending balance, March 31, 2004 | 13,101,280 | (2,171,280) | 5,891,720 | - | 429,944 | 673,721 | 17,925,385 |
| Beginning balance, January 1, 2005 | 13,101,280 | (2,171,280) | 5,536,601 | 209,380 | 2,668,096 | 742,903 | 20,086,980 |
| Amortization | - | - | (45,601) | - | - | - | (45,601) |
| Legal reserve (Note 16) | - | - | - | - | - | - | - |
| Net income | - | - | - | - | 560,547 | - | 560,547 |
| Minority interest increase | - | - | - | - | - | 3,848 | 3,848 |
| Ending balance, March 31, 2005 | 13,101,280 | (2,171,280) | 5,491,000 | 209,380 | 3,228,643 | 746,751 | 20,605,774 |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004

BAHT : '000

| | Issued and Paid-up Ordinary Share Capital | Discount on Ordinary Share Capital | Unrealized Increment per Assets Appraisal | Retained Earnings (Deficit) | | Total |
|---|---|---|---|---|---|---|
| | | | | Appropriated Legal Reserve | Unappropriated | |
| Beginning balance, January 1, 2004 | 13,101,280 | (2,171,280) | 5,984,283 | - | (1,145,590) | 15,768,693 |
| Amortization | - | - | (92,563) | - | - | (92,563) |
| Net income | - | - | - | - | 1,575,534 | 1,575,534 |
| Ending balance, March 31, 2004 | 13,101,280 | (2,171,280) | 5,891,720 | - | 429,944 | 17,251,664 |
| Beginning balance, January 1, 2005 | 13,101,280 | (2,171,280) | 5,536,601 | 209,380 | 2,668,096 | 19,344,077 |
| Amortization | - | - | (45,601) | - | - | (45,601) |
| Legal reserve (Note 16) | - | - | - | - | - | - |
| Net income | - | - | - | - | 560,547 | 560,547 |
| Ending balance, March 31, 2005 | 13,101,280 | (2,171,280) | 5,491,000 | 209,380 | 3,228,643 | 19,859,023 |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | |
| Net income | 560,547 | 1,575,534 | 560,547 | 1,575,534 |
| Items to reconcile net income to | | | | |
| net cash flows from operations : | | | | |
| Doubtful accounts (Reversal) | (11,021) | (11,021) | - | - |
| Depreciation | 113,118 | 172,434 | 94,718 | 151,999 |
| Amortization | 111 | - | 90 | - |
| Provision for diminution in value | | | | |
| of inventories (Reversal) | (1,979) | (300) | (1,979) | (300) |
| Deduction of interest on debt restructuring | (281) | (537) | - | - |
| Unrealized loss on exchange | 82,552 | 1,344 | 82,552 | 1,344 |
| (Gain) loss on sales of machinery and equipment | 5 | - | (414) | - |
| Loss on disposal of machinery and equipment | 41 | 3,991 | 17 | 3,964 |
| Share of profit from investment using | | | | |
| the equity method | - | - | (22,702) | (36,163) |
| Minority interest | 5,881 | 34,330 | - | - |
| Net income from operations before | | | | |
| changes in operating assets and liabilities | 748,974 | 1,775,775 | 712,829 | 1,696,378 |
| Operating assets (increase) decrease | | | | |
| Trade accounts and notes receivable - related parties | (200,190) | 731,374 | (200,101) | 729,772 |
| Trade accounts and notes receivable - others | (501,428) | (486,858) | (499,009) | (484,820) |
| Inventories | (9,609,395) | 1,476,740 | (9,641,349) | 1,477,007 |
| Short-term loans and advances to related parties | (12) | (38) | (2) | (2,616) |
| Advance payments | 143,985 | 207,585 | 146,111 | 208,282 |
| Refundable value-added-tax | (201,729) | 28,213 | (202,836) | 28,008 |
| Other receivables | 10,578 | 11,042 | (313) | 140 |
| Prepaid expenses | (44,769) | 3,209 | (45,461) | 2,613 |
| Other current assets - others | (106,677) | (1,256) | (107,460) | (2,462) |
| Other non-current assets | (4,594) | 12,221 | (316) | 7,060 |

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED) | | | | |
| Operating liabilities increase (decrease) | | | | |
| Trade accounts and notes payable | 844,261 | (468,838) | 878,975 | (448,176) |
| Accrued expenses | 98,432 | (61,478) | 87,658 | (60,565) |
| Other current liabilities - others | (101,165) | 108,439 | (130,543) | 133,124 |
| Net cash provided by operating activities | (8,923,729) | 3,336,130 | (9,001,817) | 3,283,745 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | |
| Increase in other investment | (1,000) | (2,482,041) | - | (2,499,536) |
| Cash paid for purchases of property, plant and equipment | (798,825) | (796,602) | (768,465) | (743,061) |
| Cash paid for intangible assets | (888) | - | (888) | - |
| Proceeds from sales of machinery and equipment | 8 | - | 419 | - |
| Proceeds from short-term loans to related parties | 4,000 | - | 4,000 | - |
| Short-term loans and advances to related parties | - | (4,000) | - | (4,000) |
| Net cash used in investing activities | (796,705) | (3,282,643) | (764,934) | (3,246,597) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | |
| Short-term loans incresae (decrease) | 2,515,000 | (290,000) | 2,515,000 | (290,000) |
| Trade finance loans increase (decrease) | 7,246,894 | - | 7,246,894 | - |
| Cash repayment of long-term loans | (117,221) | (30,969) | (84,000) | - |
| Proceeds from long-term loans | 55,000 | 1,320,000 | - | 1,200,000 |
| Cash repayment of debentures | (360,000) | - | (360,000) | - |
| Cash repayment of long-term liabilities under hire-purchase agreements | (527) | (4,884) | (66) | (5,382) |
| Cash repayment of long-term liabilities for purchase of land | (16,300) | - | - | - |
| Net cash used in financing activities | 9,322,846 | 994,147 | 9,317,828 | 904,618 |

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | **2005** | **2004** | **2005** | **2004** |
| Net increase (decrease) in cash and cash equivalents | (397,588) | 1,047,634 | (448,923) | 941,766 |
| Cash and cash equivalents as at January 1 | 602,098 | 108,399 | 465,017 | 47,049 |
| **Cash and cash equivalents as at March 31** | 204,510 | 1,156,033 | 16,094 | 988,815 |
| **Supplemental cash flow information:** | | | | |
| Cash paid for interest | 198,958 | 150,153 | 196,118 | 143,871 |
| **Non-cash transactions:** | | | | |
| Reclassification of current portion of long-term loans | (822,000) | 242,893 | (608,000) | - |
| Reclassification of current portion of bonds | (720,000) | - | (720,000) | - |
| Amortization of unrealized increment per asset appraisal | 47,630 | 94,626 | 43,479 | 90,416 |

See notes to the interim financial statements